UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒  SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐  SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2020

Rayton Solar Inc.

(Exact name of issuer as specified in its charter)

Delaware	46-4933370
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

Rayton Solar Inc., 16112 Hart St., Van Nuys, CA 91406

 (Full mailing address of principal executive offices)

(310) 458-5900

(Issuer’s telephone number, including area code)

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

ITEM 1.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semi-annual report and our annual report filed on Form 1-K on June 8, 2020. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

The unaudited financial information set forth below with respect to the six-month period ended June 30, 2020 is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when review of historic financial statements has been completed in conjunction with our year-end audit, which could result in significant differences from this preliminary unaudited condensed restated financial information, although in the opinion of management all adjustments necessary to make restated interim results of operations not misleading have been included here. Unless otherwise indicated, latest results discussed below are as of June 30, 2020.

Operating Results

The Company has not yet generated any revenues, and it does not expect to do so until after the necessary machinery is received and prepared for production activity, and the manufacturing and selling of engineered GaAs wafers has begun.

Total operating expenses includes general administrative, sales and marketing, and research and development expenses. Total operating expenses increased to 659,628 for the six-month period ended June 30, 2020 from $461,746 for the six-month period ended June 30, 2019, an increase of 42.9%.

General and administrative expenses increased to $543,885 from $427,215 for the six-month periods ended June 30, 2020 and 2019, respectively, an increase of 27.3%. General and administrative expenses increased primarily as a result of costs associated with a capital raise undertaken pursuant to Regulation Crowdfunding and payment of a $100,000 retainer to our broker-dealer in connection with a separate private offering conducted pursuant to Regulation D of the Securities Act of 1933.

We increased sales and marketing expenses by $110,382 from $5,361 for the six-month period ended June 30, 2019 to $115,743 for the six-month period ended June 30, 2020. This increase came from additional efforts to promote our Regulation Crowdfunding fundraise.

Research and development expenses decreased to $0.00 for the six-month period ended June 30, 2020 from $29,170 for the six-month period ended June 30, 2019, a decrease of 100%. Research and development expenses decreased primarily as a result of lower payroll costs and lower engineering expenses. During this period, we were able to decrease our research and development expenses as the underlying technology has been developed with our partnership with Phoenix Nuclear Labs, LLC. Once we acquire the accelerator, as described under “Plan of Operations,” we expect research and development expenses to increase again as we refine our processes during the Beta Phase.

The company also recorded an increase of $71,116 in other (income) expense as interest expense to $106,802 for the six-month period ended June 30, 2020 from $35,686 for the six-month period ended June 30, 2019. Interest expense is comprised of interest on the convertible notes and an equipment loan. The increase is primarily due to increased interest on the Regulation Crowdfunding Convertible Notes.

As a result of the foregoing, the company increased its net loss for the six-month period ended June 30, 2020 to $659,628, compared to $461,746 for the six-month period ended June 30, 2019.

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic, which continues to spread throughout the United States. While the disruption is currently expected to be temporary, there is uncertainty around the duration. Below is a discussion regarding certain circumstances related to COVID-19 affecting the company:

Ongoing Fundraising: The company is dependent on fundraising activities to support operations until the company is able to generate revenues through sales of its GaAs wafers. As a result of the economic disruption caused by COVID-19, the company has experienced a decline in investment interest, which may impact the company’s ability to continue operations.

Marketing Disruptions: Over recent periods, our marketing has been focused on our ongoing fundraising. However, without industry events and tradeshows, we have not been able to reach as many potential purchasers of our GaAs wafers. We may be required to increase marketing expenses in the future to offset the limited reach during this period.

Extended Testing Times: Before accepting delivery of the accelerator, factory testing would need to be completed. With stay-at-home orders and additional travel burdens, the timeline for factory testing will be longer than initially anticipated.

Liquidity and Capital Resources

We had a working capital deficit at June 30, 2020 of $243,029 compared to a surplus of $204,834 at December 31, 2019. The increase in current liabilities was primary driven by the issuance of an additional $695,242 of convertible debt issued under Regulation Crowdfunding, maturing on December 31, 2020. As of June 30, 2020, the Company had $122,076 cash on-hand. As of the date of this report, the Company is currently raising additional funds through Regulation Crowdfunding.

With regard to the outstanding convertible debt, including the note issued to ReGen America and incorporated by reference as Exhibit 6.3, the Company intends to work with each holder to provide for conversion of the notes in order to limit the cash impact on the Company. However, there can be no assurance that each note holder will accept conversion of their notes, which may impact the Company’s cash position.

On February 26, 2020, the Company entered into an engagement with a registered broker-dealer to provide advisory services for future capital raising or other transactions beneficial to the Company and investors. The transactions the advisor may assist with include, but are not limited to: (1) a significant private placement of securities; (2) a sale of the Company; (3) an acquisition by the Company of a company or assets complimentary to the Company; (4) a sale of a portion of the Company or assets of the Company; (5) a recapitalization of the Company; or (6) a strategic alliance with another company. As compensation for these advisory services, the Company is obligated to pay an initial fee of $100,000 to the advisor, a transaction fee in cash and equity based on the type of transaction that will occur, and reimbursement of expenses.

Cash Flow

The following table summarizes, for the periods indicated, selected items in our Statements of Cash Flows:

	For the Six-Month Period Ended
	June 30,
	2020	2019
Net cash (used in) provided by:
Operating activities	$(766,430)	$(497,432)
Investing activities	$-	$-
Financing activities	$588,956	$74,142

Operating Activities

Cash used in operating activities increased to $766,430 from $497,432 for the six-month periods ended June 30, 2020 and 2019, respectively. The increase in cash used in operating activities was primarily due to payments made against outstanding accounts payable and fees and expenses associated with a previously closed Regulation A+ financing and an ongoing Regulation Crowdfunding financing.

Financing Activities

Cash provided by financing activities increased to $588,956 from $74,142 for the six-month periods ended June 30, 2020 and 2019, respectively. The increase in cash provided by financing activities was primarily due to the issuance of convertible debt issued under Regulation Crowdfunding.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect the liquidity, capital resources, market risk support, and credit risk support or other benefits.

Plan of Operations

Over the next 12 months, we intend to undertake significant steps in furthering the business of the Company, subject to the availability of capital.

Beta Phase:	The Beta phase will bring us to a full proof-of-concept where we can continue marketing our product. For this phase, a factory acceptance test and site acceptance test will need to be completed, along with the final payment on the accelerator. Each round of testing can take between 6-8 weeks. The final payment amount due is $954,000. We have already paid about $1.4 million on the accelerator.

Phase One:	Phase One would first require the acquisition of additional semiconductor processing equipment to move into a high-volume manufacturing phase which will bring us into revenue. We will need about $14 million to get the company into a revenue phase that can generate approximately 120,000 wafers per year, which would represent approximately $9 million in annual gross revenue. We anticipate costs of goods sold in this scenario of approximately $2.5 million, and operating expenses of almost $2 million.

Phase Two:	By Phase Two, we would add on additional semiconductor processing equipment to increase the throughput of the full manufacturing line. We anticipate the additional equipment costing approximately $15 million. By adding this additional equipment, we would be able to increase to the maximum throughput attainable for one accelerator to 432,000 wafers per year. This represents approximately $32 million per year in gross revenue. The costs of goods sold in this scenario is approximately $9 million, and operating expenses would increase to $5.2 million. We believe that expenditures on the capital equipment could be reduced through lease or purchase of used equipment.

Trend Information

As discussed above, we will not be able to begin generating revenues until we complete acceptance of the accelerator developed with PNL. This will require final payment to be made, which will significantly increase expenses for the period that acceptance of the accelerator occurs. Until then, we will continue to market Rayton as a source for engineered GaAs wafers for use in the growing GaAs wafer market.

ITEM 2.	OTHER INFORMATION

None.

ITEM 3.	financial STATEMENTS

RAYTON SOLAR, INC.

FINANCIAL STATEMENTS

(UNAUDITED)

as of

June 30, 2020 and DECEMBER 31, 2019

Rayton Solar, Inc.

RAYTON SOLAR, INC.

BALANCE SHEETS

(Unaudited)

	June 30, 2020	December 31, 2019
Assets
Current assets-
Cash	$122,076	$11,721
Escrow receivable	70,594	27,185
Deferred offering costs	15,000	-
Total current assets	207,670	38,906

Property and equipment, net	1,462,022	1,470,317
Total assets	$1,669,692	$1,509,223

Liabilities and Stockholders' Equity (Deficit)
Current liabilities-
Accounts payable	$124,385	$190,076
Accrued liabilities	188,194	195,042
Related party advances	10,000	19,500
Loan payable with bank - current	24,394	1,990
Convertible debt - current, net of discount	970,171	274,929
Total current liabilities	1,317,144	681,537

Long-term convertible debt - related parties	421,800	421,800
Long-term convertible debt	125,000	125,000
Loan payable with bank - net of current portion	48,777	76,052
Total liabilities	1,912,721	1,304,389

Commitments and contingencies (Note 3)	-	-

Stockholders' Equity (Deficit)
Common stock, par value $0.0001; 200,000,000 shares authorized; 142,336,420 and 142,336,420 issued and outstanding as of June 30, 2020 and December 31, 2019, respectively	14,235	14,235
Additional paid-in capital	12,776,543	12,457,976
Accumulated deficit	(13,033,807)	(12,267,377)
Total stockholders' equity (deficit)	(243,029)	204,834
Total liabilities and stockholders' equity (deficit)	$1,669,692	$1,509,223

See accompanying notes to the financial statements

RAYTON SOLAR, INC.

STATEMENTS OF OPERATIONS

(Unaudited)

	For the Six Months Ended June 30, 2020	For the Six Months Ended June 30, 2019
Revenues	$-	$-

Operating Expenses-
General and administrative	543,885	427,215
Sales and marketing	115,743	5,361
Research and development	-	29,170
Total operating expenses	659,628	461,746

Operating loss	(659,628)	(461,746)

Other (income) expense :
Interest expense	106,802	35,686
Total other (income) expense	106,802	35,686

Net loss	$(766,430)	$(497,432)

Weighted average net loss per share - basic and diluted	$(0.01)	$(0.00)
Weighted average shares outstanding - basic and diluted	142,336,420	142,336,420

See accompanying notes to the financial statements

RAYTON SOLAR, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(Unaudited)

	Common Stock		Subscription	Additional	Accumulated	Total Stockholders'
	Shares	Amount	Receivable	Paid-in Capital	Deficit	Equity
Balance at December 31, 2018	142,336,420	$14,235	$(10,726)	$11,750,992	$(11,090,991)	$663,510
Proceeds from sale of common stock	-	-	8,500	-	-	8,500
Stock option compensation	-	-	-	389,123	-	389,123
Net loss	-	-	-	-	(497,432)	(497,432)
Balance at June 30, 2019	142,336,420	$14,235	$(2,226)	$12,140,115	$(11,588,423)	$563,701

	Common Stock		Subscription	Additional	Accumulated	Total Stockholders'
	Shares	Amount	Receivable	Paid-in Capital	Deficit	Equity (Deficit)
Balance at December 31, 2019	142,336,420	$14,235	$-	$12,457,976	$(12,267,377)	$204,834
Stock option compensation	-	-	-	318,567	-	318,567
Net loss	-	-	-	-	(766,430)	(766,430)
Balance at June 30, 2020	142,336,420	$14,235	$-	$12,776,543	$(13,033,807)	$(243,029)

See accompanying notes to the financial statements

RAYTON SOLAR, INC.

STATEMENTS OF CASH FLOW

(Unaudited)

	For the Six Months Ended June 30, 2020	For the Six Months Ended June 30, 2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(766,430)	$(497,432)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	8,295	8,296
Stock-based compensation	318,567	389,123
Amortization of debt discount	33,506	-
Changes in operating assets and liabilities:
Accounts payable	(65,691)	(29,610)
Accrued liabilities	(6,848)	55,481
Net cash used in operating activities	(478,601)	(74,142)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of common stock	-	8,500
Offering costs	(15,000)	-
Proceeds from convertible debt	618,327	55,000
Proceeds from (repayment of) related party advances	(9,500)	19,500
Repayment of loan payable with bank	(4,871)	(8,858)
Net cash provided by financing activities	588,956	74,142

Increase in cash and cash equivalents	110,355	-
Cash and cash equivalents, beginning of period	11,721	-
Cash and cash equivalents, end of period	$122,076	$-

Supplemental disclosures of cash flow information:
Cash paid for interest	$13,499	$9,096
Cash paid for income taxes	$-	$-

Non cash investing and financing activities:
Escrow receivable from issuance of Regulation CF convertible notes	$43,409	$-

See accompanying notes to the financial statements

RAYTON SOLAR, INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 –NATURE OF OPERATIONS

Rayton Solar, Inc., which does business as Rayton, was incorporated on October 17, 2013 (“Inception”) in the State of Delaware. The Company’s headquarters are located in Santa Monica, California.  The Company’s initial mission was to develop the most cost-efficient source of renewable energy through ion implanted, ultra-thin, float zone silicon photovoltaic modules. The Company has pivoted to use its same manufacturing processes to create lower cost gallium arsenide (“GaAs”) wafers for the semiconductor industry as a whole. GaAs wafers serve as the foundation for microchips that are used in automotive, aerospace, 5G, LED, and solar applications. The financial statements of Rayton Solar, Inc. (which may be referred to as "Rayton," the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The Company’s activities have been, and will be, directed toward furthering the development of our technology and securing capital to purchase equipment that will allow us to put our technology into production. As a result of our stage of development, the Company has no revenue-producing assets. The Company operates in a rapidly changing technological market, and its activities are subject to significant risks and uncertainties, including failing to secure additional funding to further exploit the Company’s current development.

Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

To date, the Company has not generated revenues from principal operations and has sustained losses since Inception. At June 30, 2020, we had a working capital deficit of approximately $1,124,000. Because losses will continue until such time that the Company can procure equipment and complete development of manufacturing technology, we are reliant on financing to support operations. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern within one year after the date that the financial statements are issued.

During the next 12 months, the Company intends to fund its operations through the issuance of convertible notes through private placements and issuance of equity securities through a Regulation Crowdfunding offering, as well as other means of financing as available. If we cannot raise additional short-term capital, we may consume all of our cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned operations, which could harm our business, financial condition, and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited interim financial statements have been prepared by the Company in accordance with U.S. GAAP. Certain information and disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. In the opinion of management, all adjustments and disclosures necessary for a fair presentation of these unaudited interim financial statements have been included. Such adjustments consist of normal recurring adjustments. These unaudited interim financial statements should be read in conjunction with the audited financial statements of the Company for the year ended December 31, 2019. The results of operations for the six-months ended June 30, 2020 are not necessarily indicative of the results that may be expected for the full year.

RAYTON SOLAR, INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited)

 Risks and Uncertainties

The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include but are not limited to changes in technology, consumer demand, and COVID-19 issues more fully described below. These adverse conditions could affect the Company's financial condition and the results of its operations.

On January 30, 2019, the World Health Organization declared the COVID-19 coronavirus outbreak a “Public Health Emergency of International Concern” and, on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The COVID-19 coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. While it is unknown how long these conditions will last and what the complete financial effect will be, it is reasonably possible that resources normally available may not be, and capital markets for which the Company relies to fund its business will be severely impacted.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. Significant estimates include, but are not limited to, recoverability of property and equipment and long-lived assets, valuation of stock options, and the valuation allowance related to deferred tax assets. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

RAYTON SOLAR, INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited)

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2020 and December 31, 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts payable, accrued liabilities, and notes payable. Fair values for these items were assumed to approximate carrying values because they are short term in nature, or they are payable on demand.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Offering Costs

The Company accounts for offering costs in accordance with Accounting Standards Codification (“ASC”) 340, “Other Assets and Deferred Costs”. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be either charged to stockholders’ equity or netted against the debt offering proceeds upon the completion of an offering or to expense if the offering is not completed.

Advertising

The Company expenses the cost of advertising as incurred. During the six months ended June 30, 2020 and 2019, advertising expense was $111,243 and $0, respectively.

Research and Development

We incur research and development costs during the process of researching and developing our technologies and future manufacturing processes. Our research and development costs consist primarily of materials and outside services. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Stock-Based Compensation

The Company accounts for stock options under ASC 718, “Share-Based Payments”. Under ASC 718, share-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee’s requisite vesting period and over the nonemployee’s period of providing goods or services. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

Loss per Common Share

The Company presents basic loss per share (“EPS”) and diluted EPS on the face of the statements of operations. Basic loss per share is computed as net loss divided by the weighted average number of common shares outstanding for the period. For periods in which we incur a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted EPS calculations. For the six months ended June 30, 2020 and 2019, there were 11,835,000 and 11,835,000 options and 59,759 and 59,759 warrants excluded, respectively.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy.  Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.  At times, the Company maintains balances in excess of the federally insured limits.

RAYTON SOLAR, INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited)

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842), specifying the accounting for leases, which supersedes the leases requirements in Topic 840, Leases. The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. Lessors’ accounting is largely unchanged from the previous accounting standard. In addition, Topic 842 expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes several practical expedients. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021, with early adoption permitted. The Company has reviewed the provisions of the new standard, but it is not expected to have a significant impact on the Company.

In December 2019, the FASB issued guidance that simplifies the accounting for income taxes by removing certain exceptions in existing guidance and improves consistency in application by clarifying and amending existing guidance. This guidance is effective for annual periods beginning after December 15, 2020, and interim periods within those annual periods, where the transition method varies depending upon the specific amendment. Early adoption is permitted, including adoption in any interim period. An entity that elects to early adopt the amendments in an interim period should reflect any adjustments as of the beginning of the annual period that includes that interim period, and all amendments must be adopted in the same period. The Company has reviewed the provisions of the new standard, but it is not expected to have a significant impact on the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	June 30, 2020	December 31, 2019
Furniture and fixtures	$82,950	$82,950
Construction-in-progress	1,431,000	1,431,000
Total property and equipment	1,513,950	1,513,950
Accumulated Depreciation	(51,928)	(43,633)
	$1,462,022	$1,470,317

Construction-in-progress is comprised primarily of payments made toward the development and purchase of a particle accelerator, which is intended to facilitate revenue-producing activities, from Phoenix Nuclear Labs, LLC (“PNL”). Additional payments totaling $954,000 are due in order to complete and take possession of the particle accelerator. If we are unable to make the additional required payments, we will not be able to take possession of the particle accelerator to begin revenue-producing activities as intended. In such event, we may identify another buyer for the particle accelerator to recoup our investment to date. In the event that we cannot identify another buyer, we may be required to forfeit the payments made to date. In either case, PNL will retain sole ownership of the intellectual property related to the developed particle accelerator. To date, PNL has not held the Company in default of the purchase agreement, and the parties are currently working on a new payment arrangement.

Depreciation expense for the six months ended June 30, 2020 and 2019 was $8,295 and $8,296, respectively.

RAYTON SOLAR, INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited)

NOTE 4 – DEBT

Equipment Loan

During the year ended December 31, 2017, the Company entered into an equipment financing loan for $120,000 with a commercial institution. The note bears interest at 6% per annum, requires monthly payments of $2,350 starting in April 2018, and matures in March 2023. The loan is secured by the construction-in-progress asset which it was used to purchase. Interest expense related to this loan was approximately $7,000 and $3,000 for the six months ended June 30, 2020 and 2019, respectively.

Convertible Debt – Related Parties

In November 2018, the Company entered into three convertible notes with related parties. The first note was with a relative of the Company’s Chief Executive Officer, and has a principal balance of $166,000. The second note was with the Company’s Chief Executive Officer (“CEO”), and has a principal balance of $185,800. The third note was with a company that is co-owned by the Company’s CEO, and has a principal balance of $70,000. These notes accrue interest at 10% per annum and mature in November 2021. The notes are automatically convertible upon a qualified equity financing of at least $1,000,000 or upon a liquidity event, at a conversion price equal to 75% of the purchase price of the same securities sold by the Company in a qualified equity financing or liquidity event. If there is no qualified equity financing or liquidity event prior to the maturity date, then the notes can be voluntarily converted at the fair market value of the Company’s common stock as determined by the Company’s Board of Directors. Interest expense related to these notes was $21,090 and $21,090 for the six months ended June 30, 2020 and 2019, respectively, and accrued interest related to these notes was $81,305 and $60,125 as of June 30, 2020 and December 31, 2019, respectively.

2018 Convertible Debt – Third Parties

In October 2018, the Company entered into three additional convertible notes with an aggregate principal balance of $70,000. These notes each accrue interest at 10% per annum and mature in October 2021. These notes are automatically convertible upon a qualified equity financing of at least $3,000,000 or upon a liquidity event, at a conversion price equal to 75% of the purchase price of the same securities sold by the Company in a qualified equity financing or liquidity event. If there is no qualified equity financing or liquidity event prior to the maturity date, then the notes can be voluntarily converted at the fair market value of the Company’s common stock as determined by the Company’s Board of Directors. Interest expense related to these notes was $3,500 and $3,500 for the six months ended June 30, 2020 and 2019, respectively, and accrued interest related to these notes was $11,933 and $8,433 as of June 30, 2020 and December 31, 2019, respectively.

2019 Convertible Notes

In 2019, the Company entered into various convertible note units with third parties totaling $55,000. Each unit is for $5,000 and a $1,000 common stock warrant. These notes accrue interest at 10% per annum and matured on December 31, 2019. These notes are voluntarily convertible upon a qualified equity financing in a public offering of at least $5,000,000 or upon a liquidity event, at a conversion price equal to 70% of the purchase price of the same securities sold by the Company in a qualified equity financing. There are no conversion terms outside of a qualified equity offering as indicated in the notes. The warrants have a three-year term and only vest upon a qualified offering. Upon a qualified equity offering, the exercise price of the warrants will be the same value as the shares sold in the qualified equity financing. These warrants are not considered outstanding until there is a qualified equity financing as the number of warrants is indeterminable. Interest expense was $2,750 and $2,000 for the six months ended June 30, 2020 and 2019, respectively, and accrued interest related to these notes was $7,527 and $4,777 as of June 30, 2020 and December 31, 2019, respectively.

RAYTON SOLAR, INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited)

Regulation Crowdfunding Convertible Notes

In 2019, the Company undertook a Regulation Crowdfunding campaign for convertible notes. Through June 30, 2020, the Company entered into various convertible note with third parties totaling $1,030,757. These notes accrue interest at 10% per annum and mature on December 31, 2020. These notes are voluntarily convertible upon a qualified equity financing in a public offering of at least $5,000,000 or upon a liquidity event, at a conversion price equal to 70% of the purchase price of the same securities sold by the Company in a qualified equity financing. If there is no qualified equity financing or liquidity event prior to the maturity date, then the notes will be automatically converted into common stock at a price per share equal to quotient of $50,000,000 divided by the aggregate number of outstanding common shares of the Company on a fully diluted basis immediately prior to conversion. Interest expense for the six months ended June 30, 2020 and 2019 was $32,457 and $0, respectively, and accrued interest related to these notes was $40,227 and $7,770 as of June 30, 2020 and December 31, 2019. In connection with these notes, the Company pays fees to the intermediary totaling approximately $99,000 which is recorded as a discount. The discount is amortized up through the life of the notes. Discount amortization for the six months ended June 30, 2020 and 2019 was $33,506 and $0, respectively. As of June 30, 2020, remaining discount on the notes was approximately $60,586 which will be amortized in 2020. As of June 30, 2020, $70,594 remained in escrow awaiting release.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Research and Development Agreement

In March 2017, the Company amended its research and development agreement with PNL to set the final prototype price at $2,385,000 and the related payment schedule. In conjunction with the amended agreement, the Company committed to purchase at least six particle accelerators from PNL over the next three years.

The Company made the first three milestone payments, totaling $1,431,000, related to the initial particle accelerator during the year ended December 31, 2017. No milestone payments have been made since that date. As the initial particle accelerator will be used in production after initial testing, these payments were capitalized as construction-in-progress within property and equipment.

Litigation

During the year ended December 31, 2019, the Company settled two outstanding payables for a total of approximately $58,000. Both agreements required installment payments over a period of time. The first settlement which totaled $30,000 was paid within the 2019 year. The second settlement which totaled approximately $28,000 was partially paid during 2019 with the remaining instalments totaling $14,266 still payable as of December 31, 2019. This was paid in full during the six months ended June 30, 2020.

NOTE 6 – STOCKHOLDERS’ EQUITY

Common Stock

We have authorized the issuance of 200,000,000 shares of our common stock, each share having a par value of $0.0001.

Stock Options

In 2014, our Board of Directors adopted the 2014 Equity Incentive Plan (the “2014 Plan”).  The 2014 Plan provides for the grant of equity awards to our directors, employees, and certain key consultants, including stock options to purchase shares of our common stock, stock appreciation rights, stock awards, and performance shares.  Up to 15,000,000 shares of our common stock may be issued pursuant to awards granted under the 2014 Plan, subject to adjustment in the event of stock splits and other similar events. The 2014 Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

RAYTON SOLAR, INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited)

As of June 30, 2020 and December 31, 2019, there were 11,835,000 options outstanding under the 2014 Plan.

During the six months ended June 30, 2020 and 2019, stock-based compensation was $318,567 and $389,123, respectively, which was included in general and administrative expenses in the statement of operations.

As of June 30, 2020, there was no remaining unrecognized vesting expense.

Warrants

Based on funds raised through our Regulation A offering during the year ended December 31, 2018, the Company issued 9,759 warrants to purchase shares of our common stock to StartEngine Crowdfunding, Inc. The warrants have an exercise price of $1.52 and a term of ten years. The warrants allow for adjustments to the exercise price and number of shares based on future stock dividends, stock splits, and subsequent non-exempt equity sales. The Company accounts for these warrants in accordance with ASU 2017-11, which changes the classification analysis of certain equity-linked financial instruments (or embedded features) with down round features. Accordingly, the value of these warrants is contained within equity, both increasing and decreasing additional paid-in capital for a net zero effect.

 As of June 30, 2020, the Company also has 50,000 warrants outstanding issued in 2018 for consulting services. The warrants have an exercise price of $3.00 and a term of three years.

NOTE 7 – RELATED PARTY TRANSACTIONS

Refer to Note 4 for details of related party convertible notes.

During 2019, the Company’s Chief Executive Officer advanced the Company $19,500. These advances are non-interest bearing and due on demand. During the six months ended June 30, 2020, the Company repaid $9,500 of these advances. As of June 30, 2020, a balance of $10,000 remains.

NOTE 8 – SUBSEQUENT EVENTS

Subsequent to June 30, 2020, the Company entered into additional convertible notes under the Regulation Crowdfunding campaign discussed in Note 4 totaling approximately $29,000. These convertible notes contained the same terms as those discussed in Note 4.

The Company has evaluated subsequent events that occurred after June 30, 2020 through September 28, 2020, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

ITEM 4.	EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Certificate of Incorporation(1)

2.2	Amendment to Certificate of Incorporation(2)

2.3	Bylaws(3)

2.4	First Amendment to Amended and Restated Bylaws(4)

6.1	Joint Development Agreement dated as of August 11, 2014 by and between Phoenix Nuclear Laboratories, LLC and the Company(5)

6.2	2014 Equity Incentive Plan(6)

6.3	Convertible Promissory Note with ReGen America Inc.(7)

6.4	First Amendment to Joint Development Agreement, Acknowledgement and Agreement as of March 10, 2017 by and between Phoenix Nuclear Laboratories, LLC and the Company(8)

6.5	Andrew Yakub Convertible Note Dated November 13, 2018(9)

6.6	ReGen America Convertible Note Dated November 13, 2018(10)

(1)	Filed with the Form 1-A DOS of the company and available here, https://www.sec.gov/Archives/edgar/data/1654124/000114420416128056/filename4.htm

(2)	Filed with the Form 1-A DOS of the company and available here, https://www.sec.gov/Archives/edgar/data/1654124/000114420416128056/filename5.htm

(3)	Filed with the Form 1-A DOS of the company and available here, https://www.sec.gov/Archives/edgar/data/1654124/000114420416128056/filename6.htm

(4)	Filed with the Form 1-A/A of the company and available here, https://www.sec.gov/Archives/edgar/data/1654124/000114420416140373/v455218_ex2-4.htm

(5)	Filed with the Form 1-A DOS of the company and available here, https://www.sec.gov/Archives/edgar/data/1654124/000114420416128056/filename7.htm

(6)	Filed with the Form 1-A DOS of the company and available here, https://www.sec.gov/Archives/edgar/data/1654124/000114420416128056/filename8.htm

(7)	Filed with the Form 1-A DOS of the company and available here, https://www.sec.gov/Archives/edgar/data/1654124/000114420416128056/filename9.htm

(8)	Filed with the Form 1-A DOS of the company and available here, https://www.sec.gov/Archives/edgar/data/1654124/000114420418016256/tv488367_ex6-3.htm

(9)	Filed with the Form 1-K for the fiscal year ended December 31, 2019 and available here, https://www.sec.gov/Archives/edgar/data/1654124/000110465920070934/tm2021766d1_ex6-5.htm

(10)	Filed with the Form 1-K for the fiscal year ended December 31, 2019 and available here, https://www.sec.gov/Archives/edgar/data/1654124/000110465920070934/tm2021766d1_ex6-6.htm

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rayton Solar Inc.

/s/ Andrew Yakub
Chief Executive Officer

Date: September 28, 2020

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Andrew Yakub
Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, and Director

Date: September 28, 2020

/s/ James Rosenzweig
James Rosenzweig, Director

Date: September 28, 2020

/s/ Mark Goorsky
Mark Goorsky, Director

Date: September 28, 2020